SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 2)

GOLD FIELDS LIMITED

(Name of Issuer)

ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE RAND 0.50 EACH

(Title of Class or securities)

AMERICAN DEPOSITARY SHARES: 38059T106

ORDINARY SHARES: 38059R100

(CUSIP Number)

Marian van der Walt Suite No. 1 Private Bag X1 Melrose Arch, 2076 South Africa Tel: 011-27-11-684-0140	with a copy to: Elizabeth L. Katkin John M. Basnage Hogan & Hartson One Angel Court London EC2M 7HJ United Kingdom 011-44-20-7367-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

December 1, 2004

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP NO. 38059T106/38059R100

1	Names of Reporting Persons Harmony Gold Mining Company Limited IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Republic of South Africa

Number of Shares of Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 55,951,189(1) 8 Shared Voting Power 98,467,758 Ordinary Shares (2) 9 Sole Dispositive Power 55,951,189(1) 10 Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 154,418,947 Ordinary Shares(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 31.4%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	In addition, a total of 2,042,802 ADSs were undertaken to be delivered in the Offers pursuant to notices of guaranteed delivery, but to date have not been delivered. The Reporting Person may be deemed to be the beneficial owner of ordinary shares underlying such ADSs.
(2)	The Reporting Person may be deemed to be the beneficial owner of 98,467,758 shares under the Undertaking described in Item 6 to the statement on Schedule 13D filed by the Reporting Person on October 16, 2004. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertaking.

This Amendment No. 2 to Schedule 13D is filed by Harmony Gold Mining Company Limited (“Harmony”) to amend the Schedule 13D filed on October 16, 2004, as amended on November 29, 2004, relating to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (“Gold Fields”), and American Depositary Receipts (“ADSs”) representing Gold Fields ordinary shares (together “Gold Fields securities”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended to add the following information:

On December 1, 2004, as a result of delivery pursuant to notices of guaranteed delivery valid acceptances of the Offers had been received in respect of a total of 55,951,189 Shares (including 28,091,497 Shares represented by ADSs). These acceptances represented in total approximately 11.3% of the issued share capital of Gold Fields. In addition, a total of 2,042,802 ADSs were undertaken to be delivered pursuant to notices of guaranteed delivery, but have not yet been delivered.

Item 5(b) is hereby amended to add the following information:

Harmony has the sole power to vote and sole power to dispose of or to direct the disposition of all 55,951,189 Shares (including Shares represented by ADSs).

Item 5(c) is hereby amended to add the following information:

On November 29, 2004, as a result of deliveries pursuant to notices of guaranteed delivery, valid acceptances of the Offers had been received in respect of a total of 55,951,189 Shares (including Shares represented by ADSs). Consideration paid in the Offers comprised 1.275 newly issued Harmony ordinary shares for each Share and 1.275 newly issued Harmony ADSs for each ADS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2004

HARMONY MINING GOLD COMPANY LIMITED

By:	/s/ Zacharias Bernardus Swanepoel
Name:	Zacharias Bernardus Swanepoel
Title:	Chief Executive Officer